PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.04/DIR/394

Jakarta, April 19, 2004

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

File Number :
82-34694

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Amendment in Extraordinary General Shareholders Meeting Agenda	April 2, 2004
2.	Information Disclosure that has to be Announced to Public	April 6, 2004
3.	Annual Report	April 7, 2004
4.	Use of Proceed of Right Issue	April 13, 2004
5.	Publication Proof of Financial Statement	March 30, 2004

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 5/5

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No. 04/DIR/394 dated April 19, 2004

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh   Pardi Kendy

File Number :
82-34694

No. 04/DIR/356

Attachment 1/5

Jakarta, April 2, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Change in Extraordinary General Shareholders Meeting Agenda

Dear Sir,

With reference of our Letter No. 04/DIR/205 dated March 16, 2004 on Plan to Hold a General Shareholders Meeting, we would like to inform you change in Extraordinary General Shareholders Meeting (EGM) Agenda, which be held on dated April 23, 2004 :

B. Extraordinary General Shareholders Meeting (EGM)

Previously :

1. To increase the bank's Authorized Capital from Rp. 1,800,000,000,000.00 to Rp. 4,500,000,000,000.00
2. Amendment of Paragraph 4, Paragraph 12 section 5(b), Paragraph 14 section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 and paragraph 28 of the banks Article of Association.

Amended to :

"Amendment of Paragraph 4, Paragraph 12 section 5(b) and section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 of the banks Article of Association".

We are enclosing draft of Information to Shareholders and Notification Publication on Newspaper that has consisted of the above change.

Please...

File Number :
82-34694

Continued Letter No. 04/DIR/356 dated April 2, 2004

Attachment 1/5

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh | Aris Janasutanta Sutirto

File Number :
82-34694

Attachment 1/5

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
ANNUAL SHAREHOLDERS MEETING
AND
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Annual Shareholders Meeting and Extraordinary General Shareholders Meeting ("Meeting"), which is going to be held on:

Day/Date	: Friday/ April 23, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

A. Annual Shareholders Meeting (AGM)

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2003 and get an authorization on the bank's Financial Statement for fiscal year ended December 31, 2003.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2003.
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2004 and give decision on remuneration and other qualifications as a result of the appointment.
4. To discharge and appoint the members of the Board of Directors for the period of 2004-2007.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. Extraordinary General Shareholders Meeting (EGM)

"Amendment of Paragraph 4, Paragraph 12 section 5(b) and section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 of the banks Article of Association".

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of April 7, 2003 at 4:00 PM.

File Number :
82-34694

Attachment 1/5

3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. Annual Report that contains Bank's Balance Sheet and Income Statement for the fiscal year ended December 31, 2003, could be attained at the Bank by submitting a written request starting from the date of this notification.
9. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, April 8, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

No. 04/DIR/360

Attachment 2/5

Jakarta, April 6, 2004

Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Information Disclosure that has to be Announced to Public.

Dear Sir/Madam,

PT Sari Dasa Karsa being a majority shareholders of PT Bank Buana Indonesia Tbk. (Bank Buana) has informed us that on dated April 1, 2004 has signed an agreement with United Overseas Bank Limited-Singapore, where PT Sari Dasa Karsa would introduce United Overseas Bank Limited, Singapore to PT Bank Buana Indonesia Tbk. to enable them conducting a Due Diligence Meeting for the possibility of purchasing up to 23% of total paid up capital of PT Bank Buana Indonesia Tbk.

The exact timing for United Overseas Bank Limited, Singapore to become a shareholder of PT Bank Buana Indonesia Tbk. would be determined soon after the Due Diligence Meeting has been finalized. Moreover, approvals from the Authorized Authority both in Indonesia and Singapore are also needed.

This report is provided in line with the Bapepam's Rule No. X.K.1 on Information Disclosure that has to be announced to Public.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

No.04/SHM/301

Attachment 3/5

Jakarta, April 7,2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. D. Wahidin No.1
Jakarta

Re: Annual Report

Dear Sir/Madam,

With reference to Bapepam's Rule No. VIII G.2, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated on January 17, 1996 on Annual Report, please find enclosed our Bank's Annual Report for fiscal year of 2003 that has been written in accordance with the regulation of Capital Market, Stock Exchange and Central Bank.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head office,

Maruba Sihaloho Juliana Samudro

File Number : **82-34694**

Attachment 4/5

No.04/DIR/376

Jakarta, April 13, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue as follows:

I. Right Issue I

The use of Right Issue I proceed (January 1 – March 31, 2004):

No	Information	Total (In Million Rupiah)
1	Balance as of December 31, 2003	691.92
2	Use of Proceed (January 1 – March 31, 2004)	691.92
3	**Balance as of March 31, 2004**	**-**

Balance of Right Issue I had been used appropriately in line with our Right Issue I Prospectus.

II. Right Issue II

The use of Right Issue II proceed (January 1- March 31, 2004):

No	Information	Total (In Million Rupiah)
1	Balance as of December 31, 2003	37,471.18
2	Use of Proceed (January 1 – March 31, 2004)	3,356.81
3	**Balance as of March 31, 2004**	**34,114.37**

Balance of Rp 34,114.37 million would be allocated for Information Technology Development

Total........

Continued Letter No. 04/DIR/376 dated April 13, 2004

File Number :
82-34694

Attachment 4/5

Total balance of Right Issue I and Right Issue II for Rp. 34,114.37 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Eddy Muljanto

ɴUMBER : X.K.4

nt
ıber X.K.4

File Number :
82-34694

Attachment 4/5

⁼ Proceeds of Right Issue

Issuer PT Bank Buana Indonesia Tbk.
ɩusiness Public National Bank
ɪe (021) 633-0585; 6386 - 5927
e (021) 631-2340

Type of ılic Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
		Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion: Branch Office	Expansion: Technology	Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion: Branch Office	Expansion: Technology	Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
					(5%)	(5%)		(90%)							
IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
					(20%)	(20%)	(10%)	(50%)							
ʀight Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
ᴾublic Offering (revised)		124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
(October 1 - December, 31 2002)										4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
(January 1 - Maret 31, 2003)										7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
(April 1 - June 30, 2003)										11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
(July 1- September 30, 2003)										402.66	5,795.23	2,503.82	0.00	8,701.71	6,282.61
(October 1 - December 31, 2003)										0.00	0.00	5,590.69	0.00	5,590.69	691.92
(January 1 - March 31, 2004)										0.00	0.00	691.92	0.00	691.92	0.00
						(20%)		(80%)							
ɴt Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
(July 1- September 30, 2003)											5,962.45		106,757.94	112,720.39	46,085.24
(October 1 - December 31, 2003)											8,614.06		0.00	8,614.06	37,471.18
(January 1 - March 31, 2004)											3,356.81		0.00	3,356.81	34,114.37
															34,114.37

Jakarta, April 13, 2004
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Eddy Muljanto

File Number :
82-34694

Attachment 5/5

No.04/SHM/263

Jakarta, March 30,2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. D. Wahidin No.1
Jakarta

Re: Publication Proof of Financial Statement

Dear Sir/Madam,

With reference to Bapepam's Rule No. X.K.2, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated January 17, 1996 on obligation to submit financial report, please find enclosed proof of publication of PT Bank Buana Indonesia Tbk's financial statement as of December 31, 2003 and 2002 that has been published on 2 daily newspapers, Media Indonesia and Investor Indonesia on March 30, 2004.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head office,

Maruba Sihaloho Juliana Samudro

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	31-Dec-03	31-Dec-02
	ASSETS		
1.	Cash	141,346	220,307
2.	Placement at Bank Indonesia	4,428,461	5,994,894
	a. Demand Deposit at Bank Indonesia	603,243	548,923
	b. Certificate of Bank Indonesia	3,825,218	5,445,971
	c. Others	-	-
3.	Demand Deposits at Other Bank	63,850	83,516
	a. Rupiahs	2,574	3,090
	b. Foreign Currencies	61,276	80,426
4.	Interbank Placements	650,525	1,383,848
	a. Rupiahs	35,500	437,844
	b. Foreign Currencies	615,025	946,004
	Allowance for Interbank Placements at Other Banks -/-	(7,166)	(14,674)
5.	Securities Held	981,005	840,507
	a. Rupiahs	172,412	48,635
	i. Trading	77,093	17,050
	ii. Available for Sale	23,433	21,608
	iii. Held to Maturity	71,886	9,977
	b. Foreign Currencies	808,593	791,872
	i. Trading	606,005	682,742
	ii. Available for Sale	8,315	18,455
	iii. Held to Maturity	194,273	90,675
	Allowance for Securities Held -/-	(9,810)	(10,692)
6.	Government Bonds Held	1,827,705	225,250
	a. Trading	296,207	225,250
	b. Available for Sale	-	-
	c. Held to Maturity	1,531,498	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	478,031	200,687
	a. Rupiahs	478,031	200,687
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	(4,811)	(2,070)
8.	Derivative Assets	2,550	1,420
	Allowance for Derivative Assets -/-	(23)	(14)
9.	Credit Extended (Loan)	5,338,108	3,955,870
	a. Rupiahs	5,259,032	3,873,109
	i. Connected Parties	41,077	56,840
	ii. Others Parties	5,217,955	3,816,269
	b. Foreign Currencies	79,076	82,761
	i. Connected Parties	23,935	22,706
	ii. Others Parties	55,141	60,055
	Allowance for Credit Extended -/-	(68,526)	(47,833)
10.	Acceptance Assets	18,403	16,237
	Allowance for Acceptance Assets -/-	(184)	(162)
11.	Equity Participation	389	889
	Allowance for Equity Participation	(66)	(71)
12.	Deferred Income	55,880	31,425
13.	Prepaid Expenses	16,594	20,798
14.	Prepaid Taxes	-	-
15.	Deferred Tax Assets	9,608	12,919
16.	Fixed Assets	503,528	457,937
	Accumulated Depreciation of Fixed Assets -/-	(181,742)	(141,191)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	17,371	19,564
19.	Other Assets	74,098	31,997
	TOTAL ASSETS	**14,335,124**	**13,281,358**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	31-Dec-03	31-Dec-02
	LIABILITIES AND EQUITY		
1.	Demand Deposits	3,148,252	2,966,846
	a. Rupiahs	2,049,494	1,901,146
	b. Foreign Currencies	1,098,758	1,065,700
2.	Other Current Liabilities	66,249	103,186
3.	Saving Deposits	4,347,164	3,916,158
4.	Time Deposits	4,809,300	4,567,211
	a. Rupiahs	4,362,894	4,158,084
	i. Connected Parties	190,861	107,366
	ii. Others Parties	4,172,033	4,050,718
	b. Foreign Currencies	446,406	409,127
	i. Connected Parties	34,582	36,248
	ii. Others Parties	411,824	372,879
5.	Certificates of Deposit	9	19
	a. Rupiahs	9	19
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	102,431	285,467
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	75	2,200
9.	Acceptance Liabilities	18,403	16,237
10.	Securities Issued	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	41,226	56,484
	a. Short Term Funding Facilities from Bank Indonesia	-	-
	b. Others	41,226	56,484
	i. Rupiahs	41,226	47,561
	- Connected Parties	-	-
	- Others Parties	41,226	47,561
	ii. Foreign Currencies	-	8,923
	- Connected Parties	-	-
	- Others Parties	-	8,923
12.	Allowance for losses on Commitments and Contigencies	2,650	2,005
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	22,435	26,370
15.	Income Tax Assessment	1,447	4,822
16.	Deferred Tax Liabilities	-	-
17.	Other Liabilities	92,182	60,777
18.	Subordinated Loans	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity	1,683,301	1,273,576
	a. Paid Up Capital	1,247,028	744,494
	b. Agio (disagio)	91,827	165,772
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103,280
	f. Unrealized Gains/Losses of Securities	4,971	1,697
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common co	(6,220)	(6,220)
	h. Retained Earnings	242,415	264,553
	TOTAL LIABILITIES AND EQUITY	**14,335,124**	**13,281,358**

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 31 December 2003 and 2002

(in million Rupiahs)

No.	ACCOUNT	31-Dec-03	31-Dec-02
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	1,507,695	1,683,068
	a. Rupiahs	1,446,644	1,615,196
	b. Foreign Currencies	61,051	67,872
	1.2. Provisions and Commissions	41,712	32,842
	a. Rupiahs	41,137	32,441
	b. Foreign Currencies	575	401
	Total Interest Revenue	**1,549,407**	**1,715,910**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	823,771	1,052,191
	b. Foreign Currencies	20,348	25,823
	2.2. Commissions & Previsions	-	-
	Total Interest Expense	**844,119**	**1,078,014**
	Net Interest Income	**705,288**	**637,896**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	16,971	19,030
	3.2. Revenues On Foreign Currencies	22,042	12,997
	3.3. Gain On Investment in Securities	15,093	49,199
	3.4. Others Revenues	62,485	63,451
	Total Other Operating Revenues	**116,591**	**144,677**
4.	Net Charge of Losses On Earning Assets	(1,609)	(6,830)
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	226,832	195,872
	6.2. Personnel Expenses	228,925	220,919
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	40,311	34,719
	Total Other Operating Expenses	**496,068**	**451,510**
	NET OPERATING REVENUE / EXPENSE	**327,420**	**337,893**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	3,709	25,416
8.	Non Operating Expenses	11,846	5,934
	Net Non Operating Revenue/Expense	**(8,137)**	**19,482**
9.	**Extraordinary Gain/Loss**		
10.	Profit/Loss before Tax Income	**319,283**	**357,375**
11.	Estimation on Income Tax Assessment -/-	(97,430)	(106,127)
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING**	**221,853**	**251,248**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	96,202	422,898
15.	Dividend -/-	(75,640)	(409,593)
16.	Others		
17.	**Retained Earnings at End of Period**	**242,415**	**264,553**
18.	**Earnings (Net Income) per Share**	**61**	**90**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	31-Dec-03	31-Dec-02
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	25,241	-
	Total Commitments Claims	25,241	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	2,270,405	1,725,052
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	45,255	77,390
3.	Others	-	90,956
	TOTAL COMMITED LIABILITIES	**2,315,660**	**1,893,398**
	TOTAL NET COMMITTED	(2,290,419)	(1,893,398)
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	-	-
	a. Rupiahs	-	
	b. Foreign Currencies	-	
2.	Interest Income in Settlement Process	1,275	1,117
	a. Rupiahs	1,275	1,117
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**1,275**	**1,117**
	Contingent Liabilities		
1.	Guarantees issued	128,985	121,187
	a. Bank Guarantees	128,985	120,637
	- Rupiahs	121,329	118,479
	- Foreign Currencies	7,656	2,158
	b. Others	-	550
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	3,659	2,618
	TOTAL CONTINGENT LIABILITIES	**132,644**	**123,805**
	TOTAL NET CONTINGENCIES	(131,369)	(122,688)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003

(in million Rupiah)

N	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**	178,613	155,875	2,550	75	-
1	Spot	-	155,875	-	-	
2	Forward	2,090	-	6	11	-
3	Option	-	-	-	-	-
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	176,523	-	2,544	64	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**	-	-	-	-	-
1	Forward					
2	Option	-	-	-	-	-
	a. Purchased					
	b. Written					
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			2,550	75	

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 31 December 2003 and 2002

(in million Rupiah)

ACCOUNT	31-Dec-03						31-Dec-02					
	L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
Connected (Related) Parties												
Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
Securities	2,250	-	-	-	-	2,250	1,883	-	-	-	-	1,883
Loans to Third Parties	65,012	-	-	-	-	65,012	78,094	-	1,452	-	-	79,546
a. Smale Scale Business Credit (KUK)	720	-	-	-	-	720	1,299	-	-	-	-	1,299
b. Property Loans	4,632	-	-	-	-	4,632	5,062	-	-	-	-	5,062
i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
ii. Unrestructed	4,632	-	-	-	-	4,632	5,062	-	-	-	-	5,062
c. Others Restructured Loans	770	-	-	-	-	770	970	-	-	-	-	970
d. Others	58,890	-	-	-	-	58,890	70,763	-	1,452	-	-	72,215
Equity Participation to Third Parties	300	-	-	-	-	300	300	-	-	-	-	300
a. In Non Bank Financial Institution	300	-	-	-	-	300	300	-	-	-	-	300
b. *For Debt Restructuring Purposes* (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
Other Claims to Third Parties	-	-	-	-	-	-	2,123	-	-	-	-	2,123
Commitments and Contigencies to Third Parties	2,689	-	-	-	-	2,689	3,873	-	-	-	-	3,873
Non - Connected Parties												
Interbank Placements	1,838,815	-	1	-	-	1,838,816	2,367,609	-	1	-	-	2,367,610
Securities to Bank Indonesia and Third Parties	5,929,237	-	-	-	-	5,929,237	5,817,126	-	-	-	-	5,817,126
Loans to Third Parties	4,990,264	235,218	25,620	11,651	8,571	5,271,324	3,709,302	137,850	17,461	1,378	9,505	3,875,496
a. *Smale Ccale Business Credit* (KUK)	962,586	29,352	9,449	1,979	2,465	1,005,831	866,662	12,515	5,023	962	2,186	887,348
b. Property Loans	294,748	5,739	1,729	313	156	302,685	227,637	1,588	77	103	42	229,447
i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
ii. Unrestructured	294,748	5,739	1,729	313	156	302,685	227,637	1,588	77	103	42	229,447
c. Others Restructured Loans	9,553	-	-	124	582	10,259	76,695	-	8,904	-	1,183	86,782
d. Others	3,723,377	200,127	14,442	9,235	5,368	3,952,549	2,538,308	123,747	3,457	313	6,094	2,671,919
Equity Participation to Third Parties	25	-	-	-	63	88	25	-	-	-	63	88
a. *In Non Bank Financial Institution non-bank*	25				63	88	25	-	-	-	63	88
b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-						-
Other Claims to Third Parties	79,342	-	-	-	-	79,342	14,452	-	-	-	-	14,452
Commitments and Contigencies to Third Parties	160,551	-	11,000	-	-	171,551	194,207	497	-	-	-	194,704
TOTAL	13,068,485	235,218	36,621	11,651	8,634	13,360,609	12,188,994	138,347	18,914	1,378	9,568	12,357,201
Compulsory Allowance for Earning Asset Losses	74,156	11,761	1,317	4,559	1,002	92,795	67,448	6,917	1,489	40	1,584	77,478
Established Allowance for Earning Asset Losses	74,603	11,761	1,317	4,559	1,002	93,242	67,491	6,917	1,489	40	1,584	77,521
Value of Bank's Assets Pledged as Collateral												
a. To Bank Indonesia						-						-
b. To Other Parties						-						-
Percentage of Small Scale Business Credit to Total Credit						18.86%						22.47%
Percentage of Small Scale Business Credit Debtor to Total Debt						30.38%						48.85%

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002

(in million Rupiah)

ACCOUNT	31-Dec-03	31-Dec-02
I. COMPONENTS		
A. Core Capital	1,436,707	1,040,609
1. Paid Up Capital	1,247,028	744,494
2. Disclosed Reserves	189,679	296,115
a. Agio	.91,827	165,773
b. Disagio (-/-)	-	-
c. Donated Capital	-	-
d. General and Appropriated Reverses	20,000	13,000
e. Previous Years Profit After Tax	563	305
f. Previous Years Losses -/-	(12,919)	-
g. Current Year Profit After Tax (50%)	91,457	121,560
h. Currents Year Losses -/-	-	-
i. Translation Adjustment of Overseas Branch Offices Financial Statement	-	-
1) Positive Adjustment		
2) Negative Adjustment (-/-)		
j. Funds for paid Up Capital	-	-
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	- 4,971	1,697
3. Goodwill (-/-)	-	-
B. Supplementary Capital (max 100% of core capital)	177,884	170,770
1. Reserves of Fixed Assets Revaluation	103,280	103,280
2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	74,604	67,490
3. Loan Capital	-	-
4. Subordinated Loan (max. 50 % of Core Capital)	-	-
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+E	1,614,591	1,211,379
II] EQUITY PARTICIPATION -/-	(326)	(889)
IV TOTAL CAPITAL (II-III)	1,614,265	1,210,490
V. RISK - WEIGHTED ASSETS	7,231,700	5,417,511
VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	22.32%	22.34%
VI REQUIRED CAPITAL ADEQUACY RATIO	8.00%	8.00%

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002

No.	Ratio (%)	31-Dec-03	31-Dec-02
I.	**Capital**		
	1. CAR	22.32%	22.34%
	2. Fixed Assets to Capitals	19.93%	26.17%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.43%	0.24%
	2. NPL Gross	0.86%	0.75%
	3. NPL Net	0.75%	0.68%
	4. Allowance for Earnings Assets Losses to Earning Assets	0.70%	0.63%
	5. Compliance of Allowance for Earning Assets Losses	100.48%	100.06%
III.	**Rentability**		
	1. ROA	2.31%	2.86%
	2. ROE	17.00%	26.96%
	3. NIM	5.58%	5.61%
	4. Operating Expenses to Operating Revenues	80.35%	81.84%
IV.	**Liquidity**		
	LDR	43.37%	34.54%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.08%	5.11%
	3. Net Open Positions	0.71%	1.30%

PT BANK BUANA INDONESIA Tbk.
Period 31 December 2003 and 2002
OWNERS AND MANAGEMENT

MANAGEMENT
BOARD Of COMMISSIONERS

- Prime Commissioners	:	R. Rachmad
- Commissioners		Lukito Winarto
- Commissioners		Wimpie Wirja Surja
- Commissioners		Soetadi Limin

Board Of Directors

- Prime Director	:	Jimmy Kurniawan Laihad
- Director		Aris Janasutanta Sutirto
- Director		Eddy Muljanto
- Director		Pardi Kendy
- Director		Safrullah Hadi Saleh
- Director		Soehadie Tansol

OWNERS

- PT Sari Dasa Karsa	:	55.45%
- I F C		6.72%
- PT Makindo Tbk.	:	5.97%
- Others/Public	:	31.86%
Total		100.00%

Jakarta, 2004 March 30th
PT. Bank Buana Indonesia Tbk.
S.E. & O.